ROYCE GLOBAL VALUE TRUST, INC.

At the 2017 Annual Meeting of Stockholders held on September 28, 2017, the Fund's stockholders elected three Directors, consisting of:

	Votes For	Votes Withheld

Stephen L. Isaacs	8,844,487	182,288
Christopher D. Clark	8,900,214	126,562
Christopher C. Grisanti	8,841,967	184,808